FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Approves Share Buyback Program

2.	Nomura Announces Proposals for Amendments to its Articles of Incorporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 19, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Approves Share Buyback Program

Tokyo, May 19, 2015—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 20, 2015, to July 28, 2015, and have an upper limit of 25 million shares of Nomura Holdings common stock, or 0.7 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 20 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2015, Nomura Holdings had 3,822,562,601 outstanding shares including 223,697,388 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Announces Proposals for Amendments to its Articles of Incorporation

Tokyo, May 19, 2015—Nomura Holdings, Inc. (“the Company”) today announced that its board of directors adopted a resolution to submit proposals for amendments to the Company’s Articles of Incorporation to the 111th Annual General Meeting of Shareholders to be held on June 24, 2015.

1.	Reasons for Amendment

(1)	Changes associated with the Name Change of “Company with Committees” under the Companies Act

On May 1, 2015, the Act for Partial Amendment to the Companies Act (Act No. 90 of 2014, “Amended Companies Act”) came into force, and the name of the governance structure in which three committees (the nomination, compensation and audit committees) are put in place has changed from “Company with Committees” to “Company with Three Committees.”

Accordingly, necessary changes will be made to Article 5 of the Company’s Articles of Incorporation.

(2)	Changes to the Rules regarding the Limitation of Liability Agreements

In the Amended Companies Act, the execution of limitation of liability agreements between a company and its directors who solely oversee/audit the management and do not personally execute business has been accepted. Accordingly, from the perspective of bringing on and appointing valuable human resources, necessary changes will be made to Article 33 of the Company’s Articles of Incorporation.

Furthermore, concerning the submission of these changes to the general meeting of shareholders, the consent of all members of the Audit Committee has been obtained.

(3)	Change to the Record Dates for the Dividend Distribution of Surpluses

Currently, in Article 44 of the Company’s Articles of Incorporation, the four record dates for the dividend distribution of surpluses are prescribed as June 30, September 30, December 31, and March 31. On the other hand, the basic policy of the Company is to pay dividends on a biannual basis with record dates of September 30 and March 31.

For the purpose of conforming the provisions of the Articles of Incorporation to the policy stated above, necessary changes will be made to Article 44 of the Company’s Articles of Incorporation.

2.	Details of Amendments

The details of the amendments are as follows. The current Articles of Incorporation of the Company is available on the Company’s website at:

www.nomuraholdings.com/company/group/holdings/article.html

(Proposed amendments underlined)

Current Articles of Incorporation	Proposed Amendments

Article 5. (Governing Bodies)	Article 5. (Governing Bodies)

The Company shall, as a company with committees, set up, in addition to the shareholders meetings and directors, the following organs;	The Company shall set up, in addition to the shareholders meetings and directors, the following organs;

(1) board of directors	(1) board of directors

(2) Nomination Committee, Audit Committee, and Compensation Committee	(2) Nomination Committee, Audit Committee, and Compensation Committee

(3) accounting auditors	(3) accounting auditors

Article 33. (Limitation of Liabilities of Directors)	Article 33. (Limitation of Liabilities of Directors)

1. [omitted]	1. [no change]

2. The Company may execute with outside directors (meaning “outside directors” defined in Article 2, Item 15 of the Companies Act) an agreement that will limit their liabilities for damages due to negligence of their duties pursuant to the provision of Article 427, Paragraph 1 of the Companies Act. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount set forth by laws or ordinances.	2. The Company may execute with directors (excluding a person who serves as an executive director, etc.) an agreement that will limit their liabilities for damages due to negligence of their duties pursuant to the provision of Article 427, Paragraph 1 of the Companies Act. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount set forth by laws or ordinances.

Article 44. (Record Date for Distribution of Surplus)	Article 44. (Record Date for Distribution of Surplus)

1. The record dates for dividends of the Company shall be June 30, September 30, December 31 and March 31 of each year.	1. The record dates for dividends of the Company shall be September 30 and March 31 of each year.

2. [omitted]	2. [no change]

3. [omitted]	3. [no change]

3.	Schedule

Date of the General Meeting of Shareholders:	June 24, 2015 (planned)
Effective date of amendments:	June 24, 2015 (planned)

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.